July 8, 2005

Furnished via EDGAR

Securities and Exchange Commission

ATTN:  Mr. Larry Spirgel

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:          Zomax Incorporated

Form 10-K for the Fiscal Year ended December 31, 2004

Filed March 31, 2005

Form 10-Q for the fiscal quarter ended April 1, 2005

File No. 000-28426

Dear Mr. Spirgel:

Please find below Zomax Incorporated’s responses to comments noted in your letter to Zomax Incorporated dated June 23, 2005.  It is our understanding based on our telephone conversation of June 27th,with Mr. Adam Washecka, that our responses to your May 10, 2005 comment letter that are not the subject of your June 23rd letter have been answered to your satisfaction.

Form 10-K for the year ended December 31, 2004

Note 1. Summary of Significant Accounting Policies, page 24

Royalties, Page 24

1.              Please refer to your response to comment 2 and address the following additional concerns that we have:

•                  We note your added disclosure that you accrue for potential royalties using the guidance of SFAS 5 and SPAS 14. Please disclose in detail the specific factors that you consider when determining whether it is probable that a royalty 1iability has been incurred and if so, the amount of the liability. In this regard, note that it is necessary for management to first determine whether an assertion of a claim of patent infringement is probable, then a second judgment must be made as to the degree of probability of an unfavorable outcome. If management concludes that an unfavorable outcome is probable and the amount of loss can be reasonably estimated, accrual of a loss is required by paragraph 8 of SFAS No. 5. We refer you to the guidance in paragraph 38 of SFAS No.5. Please also describe your policy for us, in detail, in your response letter.

Our Response: The large majority of our reserve for potential royalty claims relates to a possible unasserted assessment under the Company’s agreement with a patent holder with which we have acknowledged our royalty obligation.  Accordingly, this liability is not related to potential infringement of another party’s patent rights as referred to in the example in paragraph 38 of SFAS No. 5, but rather our assessment that it is probable that our calculations used to determine and remit royalty payments under this agreement could be challenged in the future by the patent holder.  The reasons for this assessment and the basis for our estimate of the amount of the assessment are the same as those outlined in our initial response with respect to our adjustment to this accrual made in the 4th quarter of 2003.

A significantly smaller portion of our reserve for royalty claims is related to potential unasserted claims from parties with which we do not have royalty agreements.  In particular, we have been in occasional discussions over the past 12 to 18 months with one patent holder which we have determined will likely be concluded in a formal agreement that will likely cover prior periods. In this case, the amount of such liability is estimated based on actual terms discussed in current negotiations.

•                  We note in your response letter that you are unable to estimate an amount, or range of such amount of any reasonably possible royalty liabilities that have not been accrued. In accordance with paragraph 10 of SFAS 5, please disclose this fact.

Our Response: We will add this statement to future disclosures of our royalty accounting policy.

Form 10-Q for the quarter ending April 1, 2005

1.              In light of the restructuring activities that you initiated in the 1st quarter of 2005, it appears you should have tested your long-lived assets for recoverability pursuant to paragraph 8 of SFAS 144. Please explain to us management’s consideration of this change in circumstance when complying with the guidance in SFAS 144. If you did test your long-lived assets for impairment tell us when and explain to us in detail why an impairment was not recognized. If you have not tested your long-lived assets for impairment explain to us why not.

Our Response: We completed an annual recoverability analysis in accordance with SFAS 144 in connection with the filing of our 2004 10-K on March 30, 2005. This assessment found that none of the impairment indicators in paragraph 8 were met based on our assessment of the applicability of those impairment indicators to our business and our analysis of assets subject to possible redeployment or disposal. Therefore an impairment calculation was not warranted. In addition we also reviewed the impairment indicators as a part of the filing of our first quarter 2005 10Q and continued to believe that none of the items applied based on the current restructuring activities as discussed further below.

For purposes of our impairment analysis, our long-lived assets are broken into two specific asset groups - North America and Ireland - in accordance with the guidance provided in paragraph 10 of SFAS 144. This determination is made primarily on the basis that:

a.               the majority of the services delivered to our customers using the assets in each of these geographies are done so on a bundled basis and therefore the cash flows in these geographies are not separately identifiable to subsets of these assets; and

b.              multiple locations and related assets within each of these geographies are marketed to, and serve our customers as a portfolio of facilities in a common pool.

Our 2005 restructuring activities were not initiated in response to a significant adverse change in the market price, use or physical condition of our long-lived assets, but rather to a modest change in our near-term business conditions in the major geographies in which we operate.  These activities primarily consist of media replication equipment consolidation within our North American asset group and reductions in headcount in both North America and Ireland.  As a part of the consolidation efforts we have assets to be either abandoned or disposed of in our North American asset group which were almost fully depreciated and continued to be used into the 2nd quarter of 2005 and were accounted for as long-lived assets to be held and used.  In accordance with paragraphs 27 and 28 of SFAS 144, the useful lives of these assets, approximating $340,000 in aggregate carrying cost, were adjusted to be fully depreciated as of the end of our 2nd quarter (which is the date of abandonment) and the related value will be accounted for as a long-lived asset to be abandoned.  Additionally, the useful lives of the remaining assets approximating $160,000 in aggregate carrying value will be depreciated over the next 12 months (their approximate original remaining useful lives) and continue to be accounted for as assets held and used.  In our Ireland operation, a final strategic determination as to the possible abandonment or other disposition of assets in this group had not been completed prior to the filing of our 1st quarter 2005 10-Q. This analysis continued into the second quarter of 2005 and a recoverability analysis will be completed prior to the filing of our 10-Q for this period.

If you have any further questions or comments, please contact me directly at 763-577-3515.

Very truly yours,

/s/ Robert J. Rueckl

Robert J. Rueckl
Chief Financial Officer